**CALIFORNIA 88, LLC**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2018**

**WITH INDEPENDENT ACCOUNTANTS' COMPILATION REPORT**

**CALIFORNIA 88, LLC**

**TABLE OF CONTENTS**

**OCTOBER 31, 2017**

**FINANCIAL STATEMENTS:**

# CURRAN UNGER LLP
ACCOUNTANTS AND ADVISORS

**Independent Accountant's Compilation Report**

To the Members
California 88, LLC
Brooklyn, New York

We have reviewed the accompanying balance sheet of California 88, LLC (the "Company") as of December 31, 2018, and the related statements of operations, members' equity, cash flows, and supplementary information for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet is free from material misstatement whether due to fraud or error.

ACCOUNTANTS' RESPONSIBILITY
Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

*Curran Unger LLP*

CURRAN UNGER LLP
April 25, 2019

**CALIFORNIA 88, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2018**
**(unaudited)**

ASSETS

| CURRENT ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 158,641 |
| Total current assets | | 158,641 |
| | | |
| OTHER ASSETS | | |
| Security deposit | | 51,000 |
| Capitalized build-out costs | | 150,609 |
| Capitalized startup costs, | | |
| net of accumulated amortization | | 19,741 |
| Total other assets | | 221,350 |
| | | |
| Total assets | $ | 379,991 |

LIABILITIES AND MEMBERS' EQUITY

| CURRENT LIABILITIES | | |
|---|---|---|
| Credit cards payable | $ | 1,068 |
| Total current liabilities | | 1,068 |
| | | |
| LONG-TERM LIABILITIES | | |
| Notes payable | | 113,400 |
| Total long-term liabilities | | 113,400 |
| | | |
| Total liabilities | | 114,468 |
| | | |
| MEMBERS' EQUITY | | |
| Partners' capital | | 265,523 |
| | | 265,523 |
| | | |
| Total liabilities & members' equity | $ | 379,991 |

See independent accountants' compilation report.

**CALIFORNIA 88, LLC**
**STATEMENT OF OPERATIONS AND MEMBERS' EQUITY**
**YEAR ENDED DECEMBER 31, 2018**
**(unaudited)**

| | | |
|---|---|---:|
| SALES | $ | - |
| COST OF SALES | | - |
| GROSS PROFIT | | - |
| GENERAL AND ADMINISTRATIVE EXPENSES | | 24,365 |
| LOSS FROM OPERATIONS | | (24,365) |
| OTHER EXPENSES | | |
| Total Other Expenses | | - |
| LOSS BEFORE INCOME TAXES | | (24,365) |
| INCOME TAX BENEFIT (EXPENSE) | | (25) |
| NET LOSS | $ | (24,390) |
| | | |
| MEMBERS' EQUITY, BEGINNING OF PERIOD | $ | 175,387 |
| NET LOSS | | (24,390) |
| CAPITAL CONTRIBUTIONS | | 120,000 |
| PARTNER DISTRIBUTIONS | | (5,474) |
| MEMBERS' EQUITY, END OF PERIOD | $ | 265,523 |

See independent accountants' compilation report.

**CALIFORNIA 88, LLC**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2018**
**(unaudited)**

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (24,390) |
| Adjustments to reconcile net income to net cash | | |
| used in operating activities | | |
| Depreciation and amortization | | 1,481 |
| Change in: | | |
| Deferred tax asset | | - |
| Credit cards payable | | (6,081) |
| Net Cash Used in Operating Activities | | (28,990) |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Investment in capitalized build-out costs | | (150,609) |
| Net Cash Used in Investing Activities | | (150,609) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Partner distributions | | (5,474) |
| Capital contributions | | 120,000 |
| Financing from notes payable | | 113,400 |
| Net Cash Provided By Financing Activities | | 227,926 |
| | | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 48,327 |
| | | |
| CASH AND CASH EQUIVALENTS | | |
| Beginning of the period | $ | 110,314 |
| | | |
| End of the period | $ | 158,641 |
| | | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the period for: | | |
| Interest | $ | - |
| | | |
| Income taxes | $ | 25 |

See independent accountants' compilation report.

**CALIFORNIA 88, LLC**
**SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES (SUPPLEMENTARY)**
**YEAR ENDED DECEMBER 31, 2018**
**(unaudited)**

GENERAL AND ADMINISTRATIVE EXPENSES

| | | |
|---|---|---:|
| Bank charges | $ | 180 |
| Computer & internet expense | | 456 |
| Dues and subscriptions | | 187 |
| Depreciation & amortization | | 1,481 |
| Insurance | | 2,257 |
| Licenses and permits | | 2,830 |
| Marketing | | 506 |
| Office expenses | | 3,685 |
| Professional fees | | 10,072 |
| Travel | | 2,711 |
| | $ | 24,365 |

See independent accountants' compilation report.